

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2012

Via E-mail
Mr. Alvaro Garcia-Tunon
Chief Financial Officer
Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, Pennsylvania 15148

> **Re:** **Westinghouse Air Brake Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 033-90866**

Dear Mr. Garcia-Tunon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating expenses, page 29

1. Based upon your disclosure in Note 19, the operating margin of your Freight Group increased from approximately 12% of total segment sales for fiscal year 2009 to approximately 15.2% and 18.4% of total segment sales for the years 2010 and 2011, respectively. We also note that the operating margin of your Transit Group declined from approximately 15.8% of total segment sales for fiscal year 2009 to approximately 13.2% and 11.0% of total segment sales for fiscal years 2010 and 2011, respectively. While we acknowledge that your MD&A disclosure addresses "cost of sales" and

changes in gross margin percentages on a segment basis, we note that your disclosure does not discuss the other operating expenses incurred at the segment level or address the performance measure (i.e., income (loss) from operations) as used by your chief operating decision maker in assessing your reportable segments. In this regard, we believe that expanding your MD&A disclosure to separately discuss the operating expenses incurred by and/or allocated to each of your segments, as well as those operating expenses that remain unallocated and reported as corporate expenses, may facilitate a more complete understanding of the changes in the operating margin percentages realized by your segments. Please revise your disclosure accordingly, or advise. Please include your proposed revised disclosure as part of your response.

Liquidity and Capital Resources

Operating Activities, page 32

2. Please expand your disclosure regarding cash flows provided by operating activities to discuss all individual items that may have contributed significantly to the variances in the amounts reported. For example, it appears that it may have been meaningful for you to discuss the significant increase in your reported "customer deposits" balance at December 31, 2011, as compared to December 31, 2010, as well as the underlying reason(s) therefor. Additionally, we believe that your disclosure should be revised to provide a more detailed discussion and/or analysis of other amounts that have been identified as contributors to the changes in your reported cash flows from operating activities. For example, we believe that it may have been appropriate for you to have discussed the underlying reason(s) for the increase to your inventory balance, rather than solely identifying such increase. Please revise your disclosure accordingly. Provide your proposed expanded disclosure as part of your response.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Balance Sheets, page 52

3. Please tell us why your "Other accrued liabilities" balance increased from approximately $53 million as of December 31, 2010 to approximately $145 million as of December 31, 2011. In addition, tell us whether the "Other accrued liabilities" balances reported at December 31, 2011 and December 31, 2010 include any items that exceed 5 percent of the "Total current liabilities" balances reported as of each respective balance sheet date. If so, please separately state those items in your balance sheet or a note thereto. Refer to Rule 5-02(20) of Regulation S-X for further guidance.

Notes to Consolidated Financial Statements

Note 9. Employee Benefit Plans, page 66

4. We note that the expected return on plan assets for your US pension plan is 8%, and that rate has remained unchanged for a number of years. In contrast, we note that the expected return on plan assets for your International pension plan is currently 6.72%, with such rate declining over the last several years. Furthermore, your disclosure on page 69 states that the US pension plan has a target asset allocation of 50% equity securities and 50% debt securities, whereas the International pension plan has a target asset allocation of 60% equity securities and 40% debt securities. As equity securities have historically generated a higher actual rate of return over longer investment periods than debt securities, we are unclear as to the reasons for, as well as the factors supporting, the following observations regarding the expected returns on your pension plan assets:

- The US pension plan will generate an 8% expected return on plan assets with an asset allocation mix of 50% equity securities and 50% debt securities;
- The US pension plan's expected return on plan assets has remained constant at 8% for a number of years, while changes have occurred annually with regard to the International pension plan's expected return on plan assets; and
- The US pension plan's expected return of 8% on plan assets is higher than the International pension plan's current expected return of 6.72% on its plan assets, despite the fact that the US pension plan has an asset allocation mix with less equity securities and more debt securities than the International pension plan.

Please consider and provide an evaluation of the matters identified above. Assuming a satisfactory response, it appears that your disclosures should be expanded to address these items – particularly, given how the assets are invested for each of the two pension plans.

5. In light of both (A) the significant volatility that you have experienced with regard to the actual return on plan assets for both your US and International pension plans and (B) the difference between those actual returns and the expected returns on plan assets recognized in the consolidated statement of operations (i.e., through the recognition of net periodic benefit costs), please expand the notes to your financial statements and your critical accounting policies disclosure for accounting for pensions (i.e., on page 40) to discuss in quantitative and qualitative terms how such differences will impact or be smoothed into the results of operations in the future.

Note 12. Stock-Based Compensation Plans

Restricted Stock and Incentive Stock, page 78

6. Please refer to the tabular disclosure of the activity related to your incentive stock awards. We note that the row in your table that would ordinarily reflect cancellations of incentive stock awards, actually, reflects an increase to the number of outstanding incentive stock awards for the years ended December 31, 2010 and December 31, 2011. Please tell us and disclose the nature of this increase. For example, if the increase reflects additional incentive stock awards (i.e., shares) that were previously not expected to vest, but which are now expected to vest due to changes in your estimates of the extent to which performance targets may be met, please disclose such fact. In this regard, we also believe that it may be meaningful for you disclose the target levels at which performance shares are being accrued (e.g., the percentage of performance shares expected to vest) for each period reported in your statement of operations, as well as the reasons for any changes to your estimates. Furthermore, if "cancellations," as presented in your table, reflect the "net" effect of actual cancellations (e.g., due to employees not fulfilling the requisite service period) and an increase in awards expected to vest due to changes in performance expectations, please consider separately disclosing such changes to the number of outstanding incentive stock awards on a gross basis. Lastly, consider whether it would be appropriate to discuss the estimates, assumptions, and judgments related to the accounting applied to stock-based compensation in the "Critical Accounting Policies" section of MD&A.

Note 23. Selected Quarterly Financial Data (Unaudited), page 90

7. Please expand your disclosure in Note 23 to describe the effects of any unusual or infrequently occurring items that materially impacted the comparability of the information presented in your table of selected quarterly financial data. For example, expand your disclosure to briefly describe or cross-reference to your discussions of (I) the $18.1 million accrued in connection with a court ruling during the second quarter of fiscal year 2011 and (II) the numerous acquisitions made by your company during each of the last two fiscal years. Refer to the disclosure requirements outlined in Item 302(a)(3) of Regulation S-K for further guidance. In addition, expand your disclosure in "Item 6. Selected Financial Data" to briefly describe or cross-reference to the discussion of your business acquisitions. Refer to Rule 301(a)(2) of Regulation S-K for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief